Exhibit 16.1

KPMG LLP
345 Park Avenue
New York, NY 10154

June 26, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Salomon Smith Barney Global Diversified Futures Fund L.P. (Commission File No. 000-30455)

We were previously principal accountants for Salomon Smith Barney Global Diversified Futures Fund L.P. and, under the date of March 24, 2008, we reported on the financial statements of Salomon Smith Barney Global Diversified Futures Fund L.P. as of and for the years ended December 31, 2007 and 2006 and the effectiveness of internal control over financial reporting as of December 31, 2007. On June 26, 2008, we were dismissed. We have read Salomon Smith Barney Global Diversified Futures Fund L.P.'s statements included under Item 4.01 of its Form 8-K dated June 26, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the statements included under
Item 4.01(b).

Very truly yours,

/s/ KPMG LLP